EXHIBIT 12
                   Caterpillar Financial Services Corporation

                 Computation Of Ratio Of Profit To Fixed Charges
                                   (Unaudited)
                              (Millions of Dollars)

                                     Three Months Ended      Nine months Ended
                                   September   September   September   September
                                       30,         30,         30,         30,
                                      2000        1999        2000        1999

Net Income                           $ 43        $ 37        $115        $104

Add:
  Provision for income taxes           23          21          61          58

Deduct:
  Equity in profit of partnerships      -          (1)         (2)         (1)

Profit before taxes                  $ 66        $ 57        $174        $161

Fixed charges:
  Interest on borrowed funds         $197        $144        $535        $416
  Rentals at computed interest*         2           1           4           3

Total fixed charges                  $199        $145        $539        $419

Profit  before  taxes  plus  fixed
charges                              $265        $202        $713        $580

Ratio of profit before taxes plus
  fixed charges to fixed charges    1.33        1.39        1.32        1.38

*Those portions of rent expense that are representative of interest cost.